UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Talos Energy Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38497
(State or other jurisdiction of incorporation)	(Commission File No.)

333 Clay Street, Suite 3300
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

William S. Moss III
(713) 328-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Disclosure of Payments By Resource Extraction Issuers

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01.	Exhibits

The following exhibit is filed as part of this report.

2.01	Resource Extraction Issuer Disclosure and Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Talos Energy Inc.

Date:	September 17, 2026	By:	/s/ William S. Moss III
		Name:	William S. Moss III
		Title:	Executive Vice President, General Counsel and Secretary